Exhibit 99.1

LATAM projects 70% of pre-pandemic operation for April and launches a new route in South America

●	This estimate represents an increase of 2.1 percentage points compared to March’s result, and is the highest operational figure so far this year.
●	The restart of operations of Lima-Cartagena and Lima-Rio de Janeiro/Galeão routes is expected this month, in addition to the launch of the operation between Quito and Bogotá.

Santiago (Chile), April 12, 2022 - LATAM group projects a passenger operation of up to 70% for April (measured in available seat kilometers - ASK) compared to the same month in 2019 (pre-pandemic scenario), which represents an increase of 2.1 percentage points from March, and the highest figure so far this year.

This month also sees the introduction of operations from Lima (Peru) to Cartagena (Colombia) and Rio de Janeiro/Galeão (Brazil), as well as a route between Quito (Ecuador) and Bogotá (Colombia), expanding the connectivity between countries in the region.

LATAM plans to operate approximately 1,059 daily national and international flights during April, connecting 132 destinations in 20 countries. The group’s cargo business has almost 1,360 cargo freighter flights, and with the delivery of a new converted freighter, it brings the operating fleet to a total of 13 freighters. These projections are subject to the evolution of the pandemic in the countries where the group operates.

In March 2022, passenger traffic (measured in revenue passenger-kilometers - RPK) was 66.5% in relation to the same period in 2019, based on an operation measured in ASK (available seat kilometers) of 67.9% compared to March 2019. As a result, the load factor decreased 1.7 percentage points, reaching 81.1%.

With regard to cargo operations, the load factor was 60.6%, which corresponds to an increase of 2.6 percentage points compared to March 2019.

LATAM Group Operational Estimate - April 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil

● 74% projected operation (versus April 2019). March 2021 projection reference: 74%

o       97% domestic and 53% international

● Total April destinations: 49 domestic (equivalent to 503 daily flights on average) and 18 international

o       Updates:

●        International: introduction of the Río de Janeiro/Galeão-Lima route (3 flights/week)

Chile

● 59% projected operation (versus April 2019). March 2021 projection reference: 55%

o       73% domestic and 52% international

● Total April destinations: 15 domestic (equivalent to 115 daily flights on average) and 22 international

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Investor Relations

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Tel: (56-2) 2565-8765

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Colombia

● 107% projected operation (versus April 2019). March 2021 projection reference: 109%

o       164% domestic and 58% international

● Total April destinations: 17 domestic (equivalent to 177 daily flights on average) and 5 international

o       Updates:

● International: introduction of Bogotá-Quito (5 flights/week) and Cartagena-Lima (3 flights/week) routes

Ecuador

● 41% projected operation (versus April 2019). March 2021 projection reference: 34%

o       120% domestic and 19% international

● Total April destinations: 8 domestic (equivalent to 39 daily flights on average) and 3 international

o       Updates:

● International: introduction Quito-Bogotá route (5 flights/week)

Peru

● 67% projected operation (versus April 2019). March 2021 projection reference: 63%

o       88% domestic and 60% international

● Total April destinations: 19 domestic (equivalent to 146 daily flights on average) and 22 international

o       Update:

● International: introduction of the Lima-Río de Janeiro/Galeão (3 flights/week) and Lima-Cartagena (5 flights/week) routes

Cargo	● 94% projected operation (versus April 2019). March 2021 projection reference: 100% o 77% domestic belly and 61% international belly* o 146% dedicated freighter

* Belly: merchandise transported in the cargo hold (lower deck) of the plane.

Operational Estimate by Segment vs 2019 - April 2022

(Measured in ASK)

Domestic Spanish-speaking countries	84%
Domestic Brazil	97%
International	52%
Consolidated Total	70%

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Investor Relations

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Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

March 2022 Traffic Report

	March			March		Year to date			Year to date
	2022	2021	% Change	2019	% Change	2022	2021	% Change	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	6,879	2,337	194.4%	10,340	-33.5%	20,855	8,945	133.1%	31,979	-34.8%
DOMESTIC SSC (1)	1,569	793	97.8%	1,760	-10.8%	4,870	2,313	110.5%	5,816	-16.3%
DOMESTIC BRAZIL (2)	2,481	940	164.0%	2,486	-0.2%	7,733	4,547	70.1%	7,704	0.4%
INTERNATIONAL (3)	2,829	604	368.5%	6,094	-53.6%	8,251	2,085	295.7%	18,458	-55.3%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	8,480	3,926	116.0%	12,481	-32.1%	25,913	13,657	89.7%	37,989	-31.8%
DOMESTIC SSC (1)	1,946	1,076	80.9%	2,175	-10.5%	6,007	3,234	85.7%	6,910	-13.1%
DOMESTIC BRAZIL (2)	3,106	1,683	84.6%	3,083	0.8%	9,451	6,332	49.3%	9,383	0.7%
INTERNATIONAL (3)	3,427	1,168	193.4%	7,222	-52.5%	10,456	4,090	155.7%	21,695	-51.8%

PASSENGER LOAD FACTOR
SYSTEM	81.1%	59.5%	21.6 pp	82.8%	-1.7 pp	80.5%	65.5%	15.0 pp	84.2%	-3.7 pp
DOMESTIC SSC (1)	80.6%	73.8%	6.9 pp	80.9%	-0.3 pp	81.1%	71.5%	9.6 pp	84.2%	-3.1 pp
DOMESTIC BRAZIL (2)	79.9%	55.9%	24.0 pp	80.6%	-0.8 pp	81.8%	71.8%	10.0 pp	82.1%	-0.3 pp
INTERNATIONAL (3)	82.5%	51.7%	30.9 pp	84.4%	-1.8 pp	78.9%	51.0%	27.9 pp	85.1%	-6.2 pp

PASSENGERS BOARDED (thousand)
SYSTEM	4,767	1,985	140.1%	5,877	-18.9%	14,350	7,343	95.4%	18,174	-21.0%
DOMESTIC SSC (1)	2,064	1,045	97.6%	2,053	0.5%	6,132	2,996	104.7%	6,533	-6.1%
DOMESTIC BRAZIL (2)	2,115	787	168.7%	2,355	-10.2%	6,537	3,827	70.8%	7,184	-9.0%
INTERNATIONAL (3)	588	154	282.7%	1,469	-60.0%	1,681	520	223.5%	4,457	-62.3%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	293	248	18.0%	313	-6.4%	836	731	14.2%	899	-7.0%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	483	370	30.7%	540	-10.5%	1,430	1,119	27.7%	1,604	-10.8%

CARGO LOAD FACTOR
SYSTEM	60.6%	67.2%	-6.5 pp	58.0%	2.6 pp	58.4%	65.3%	-6.9 pp	56.0%	2.4 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations inside Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines freight subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 12 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM Group network as well as international routes that are solely used for shipping. They offer modern Infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

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